

Mail Stop 4561

April 4, 2006

Dean Antonis
President and Treasurer
Auto Underwriters of America, Inc.
2755 Campus Drive, Suite 155
San Mateo, CA 94403

      Re: **Auto Underwriters of America, Inc.**
              Form 10-KSB for the Fiscal Year Ended June 30, 2005
              Forms 10-QSB for the Fiscal Quarters Ended December 31, 2005 and
              September 30, 2005
              File No. 0-11582

Dear Mr. Antonis:

We have reviewed the responses in your letter filed on March 15, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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10-K for the Fiscal Year Ended June 30, 2005

Item 8a. Controls and Procedures, page 19

1.   We note your amended Form 10-KSB in response to comment one of our letter
        dated February 23, 2006. You disclose that your principal executive and principal
        financial officers concluded that your disclosure controls and procedures were
        "not adequate within the required time period."   Item 307 of Regulation S-B
        requires that your principal officers disclose their conclusions regarding the
        "effectiveness" of your disclosure controls and procedures "as of the end of the
        period covered by the report." Please confirm to us that in future filings you will
        disclose your officers' conclusion regarding the effectiveness of your disclosure
        controls and procedures as of the end of the period covered by the report.

Financial Statements and Notes to Financial Statement

Statement of Cash Flows, F-5

2.   We note your response to comment two of our letter dated February 23, 2006. In
        light of your cash flow requirements during 2005, please tell us how you
        determined that you had both the intent and ability to hold the receivables for the
        foreseeable future or until payoff when you originated finance receivables during
        2005. Refer to paragraph .08 of SOP 01-6.

Note J – Related Party Transactions, page F-11

3.   We note your response to comment three of our letter dated February 23, 2006.
        Please tell us your basis for excluding all inventory provided by this related party
        from inventory for financial statements, including the specific accounting
        literature upon which you rely. Describe the terms of the transactions through
        which you purchase inventory from this related party, including how you
        determine when the risks and rewards of ownership have transferred to you.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on

Dean Antonis
Auto Underwriters of America, Inc.
9/15/2006
Page 3 of 3

EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief